Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (1)

(in thousands)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net loss	$(36,440)	$(57,865)	$(53,365)	$(41,202)	$(31,984)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(36,440)	$(57,865)	$(53,365)	$(41,202)	$(31,984)

(1)                                 The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For purposes of this ratio, earnings is defined as net loss plus fixed charges.  Fixed charges consists of interest expense including an estimate of interest expense within rental expense.  Our earnings were insufficient to cover fixed charges in all periods presented, and therefore are unable to disclose a ratio of earnings to fixed charges for all periods presented.